SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

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na 9/8

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~65275~~

8-53542

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 ENDING June 30, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
The Bank Street Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Canterbury Green, 4th Floor
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Henry 203-252-2800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 28 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levy & Gold, LLP
(Name – if individual, state last, first, middle name)

310 Northern Blvd (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 9/29

OATH OR AFFIRMATION

I, Richard S. Lukaj, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

The Bank Street Group LLC

, as of

June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

TERESA K. BURNS
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/2012

Notary Public

This Report ** contains (check all applicable boxes):

X (a) Facing Page
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss)
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and an audited Statements of Financial Condition with respect to methods of Consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Levy & Gold, LLP

Certified Public Accountants

THE BANK STREET GROUP, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

YEAR ENDED JUNE 30, 2009

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Members
The Bank Street Group LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of The Bank Street Group LLC (the "Company") as of June 30, 2009, and the related statements of operations, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing and opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well a evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bank Street Group LLC at June 30, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audit the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, NY

August 10, 2009

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents	$ 1,800,617
Accounts receivable	1,030,285
Fixed assets (net of accumulated depreciation of $77,184)	50,730
Other assets	44,002
Total Assets	$ 2,925,634

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable	$ 285,155
Accrued expenses	52,034
Total Liabilities	337,189
Members' Capital	2,588,445
Total Liabilities and Members' Capital	$ 2,925,634

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2009

REVENUES	
Investment banking and other fee income	$ 6,967,208
Other income	31,000
	6,998,208
EXPENSES	
Employee compensation and benefits	3,485,830
Consulting	679,322
Occupancy	251,461
Professional Fees	85,372
Travel and entertainment	196,086
Regulatory fees	33,234
Information technology services/ supplies	103,680
Office expense	32,351
Other operating expenses	149,058
Communications	121,253
Depreciation	32,869
	5,170,516
NET INCOME	$ 1,827,692

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED JUNE 30, 2009

Balance - Beginning	$ 760,753
Net Income	1,827,692
Balance - End	$ 2,588,445

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

Cash flows from operating activities	
Net Income	$ 1,827,692
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	32,869
(Increase) decrease in assets:	
Accounts receivable	(537,448)
Other assets	(3,001)
Increase (decrease) in liabilities:	
Accounts payable	51,226
Accrued expenses	(839,268)
Net cash provided by operating activities	532,070
Cash flows from investing activities	
Purchase of equipment	(15,275)
Net cash used in investing activities	(15,275)
NET CHANGE IN CASH AND CASH EQUIVALENTS	516,795
CASH AND CASH EQUIVALENTS- BEGINNING OF YEAR	1,283,822
CASH AND CASH EQUIVALENTS- END OF YEAR	$ 1,800,617

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income tax	$ -

SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

1. ORGANIZATION

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2009.

As a boutique investment bank, the Company provides merger, acquisition and financial advisory services to its clients. The Company assists management teams with analyzing, structuring and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

REVENUE RECOGNITION

Revenues consist of success fees and retainer fees, as well as other advisory fee revenues. The Company earns advisory fees from consulting services, which are recognized when services are completed. Success fee revenue is associated with the successful completion of a transaction and is recognized at closing. In connection with its advisory activities, the Company receives non-refundable retainer fees for services to be provided. Such retainers are recognized when received by the Company.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents. At June 30, 2009, the Company has approximately $1,550,600 in balances in excess of FDIC insured amounts.

DEPRECIATION

Equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over five years. Leasehold improvements are being amortized over the term of the lease.

INCOME TAXES

The company is a limited liability company for Federal and state income tax purposes, and, as such, the members are individually liable for Federal and certain state taxes.

2. LEASE COMMITMENTS

The Company leases its office facilities under an agreement which provides for scheduled rent increases. Lease term is November 1, 2006 through April 30, 2010. There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. Included in operations for 2009 is rent expense of approximately $251,500. Future minimum rental payments under the lease are approximately as follows:

Year ended June 30,

2010	176,000

The Company had sublease agreements with several companies which ended in the current fiscal year.

Additionally in May 2008, the Company leased office space in Austin, Texas at a monthly minimum lease of $1,103. This lease ran through December 31, 2008 and was then extended until September 30, 2009

3. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the securities Exchange Act of 1934, in that Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

4. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2009, the Company had net capital of $1,463,428 which exceeded requirements by $1,440,948.

THE BANK STREET GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGES
JUNE 30, 2009

Net Capital

Members' Capital	$ 2,588,445
Deductions and/or charges:	
Less non-allowable assets	
Accounts receivable	1,030,285
Fixed assets net	50,730
Other assets	44,002
	1,125,017
NET CAPITAL	$ 1,463,428
AGGREGATE INDEBTNESS	$ 337,189
MINIMUM NET CAPITAL REQUIRED	$ 22,480
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 1,440,948
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	23%

Reconcilation with Company's computation (included in Part II of Form X-17A-5 as of June 30, 2009)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,468,041
Audit adjustments - additional accrued liabilities and adjustments	(4,613)
Net Capital per above	$ 1,463,428

See independent auditor's report

Levy & Gold, LLP

Certified Public Accountants

***SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934***

AS OF JUNE 30, 2009

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Levy & Gold, LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIREDBY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTIONFROM SEC RULE 15c3-3

To the Members
Bank Street Group LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of Bank Street Group (the Company), for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

310 Northern Boulevard
Great Neck, New York 11021-4806

Tel 516-829-3664
Fax 516-829-3646

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Levy & Gold LLP

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

August 10, 2009